Exhibit 4.12

Agreement on Governance and Certain Other Matters between Vereniging AEGON, The State of the Netherlands and AEGON N.V. dated December 1, 2008.

AGREEMENT

ON GOVERNANCE

AND CERTAIN OTHER MATTERS

1 DECEMBER 2008

AEGON N.V.

and

VERENIGING AEGON

and

THE STATE OF THE NETHERLANDS

This AGREEMENT is made as of 1 December 2008

BETWEEN:

(1)	AEGON N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands with offices at AEGONplein 50, 2591 TV The Hague, The Netherlands (the Issuer);

(2)	VERENIGING AEGON, an association (vereniging) incorporated by notarial deed and duly established in accordance with the laws of The Netherlands, with offices at AEGONplein 50, 2591 TV The Hague, The Netherlands (the Association); and

(3)	THE STATE OF THE NETHERLANDS, acting through the Ministry of Finance, Korte Voorhout 7, 2511 CW The Hague, The Netherlands (the Investor).

WHEREAS:

(A)	The Issuer, the Association and the Investor have entered into a term sheet dated 28 October 2008 (the Term Sheet), pursuant to which the Issuer will issue securities (the Securities) which will be subscribed for by the Association pursuant to a subscription agreement on or about the date hereof (the Subscription Agreement) and in order to finance such subscription, the Association shall enter into a senior loan agreement (the Senior Loan Agreement) on or about the date hereof with the Investor.

(B)	Pursuant to the Term Sheet and as an integral and inseparable part of the Transaction Documents, the Issuer and the Association are required to agree to certain governance and other provisions for the benefit of the Investor. In this Agreement, the Issuer, the Association and the Investor wish to lay down such provisions formally.

(C)	The expression Agreement shall herein mean this agreement of governance and other matters, including its Schedules.

(D)	Capitalised terms used in this Agreement, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Transaction Documents (as defined in the Subscription Agreement).

IT IS AGREED as follows:

1.	GENERAL UNDERTAKINGS

The Issuer, and where provided the Association, undertake(s) in favour of the Investor:

(i)	to fulfil all regulatory requirements applicable to it in relation to the transactions set out in the Transaction Documents;

(ii)	on and from the Utilisation Date, to attend, at least every 6 months, a meeting between the Investor, the Association and the Issuer where the transactions contemplated by the Transaction Documents shall be discussed and reviewed;

(iii)	at least 5 Business Days before the first meeting pursuant to paragraph (ii) hereof, to provide to the Association and the Investor a memorandum relating to a possible revision of the transactions contemplated by the Transaction Documents during the period of 5 years from the date of the Senior Loan Agreement;

(iv)	that the Issuer has the intention that under normal circumstances its dividend policy will be continued;

(v)	that, if necessary, the Association shall exercise its full (at the date of this Agreement: 33%) voting rights at any shareholders meeting of the Issuer to effect the arrangements set forth in the Transaction Documents; and

(vi)	that each individual Supervisory Board member has agreed to the entering into by the Issuer of this Agreement and has accepted the governance arrangements set out in this Agreement pursuant to the Supervisory Board resolution dated 24 October 2008 and as evidenced by the document attached as Schedule 1.

2.	USE OF PROCEEDS OF THE ISSUANCE OF THE SECURITIES

The Issuer undertakes towards the Lender that:

(i)	it will only use the proceeds of the issue of the Securities for its general corporate purposes in the ordinary course of its business, excluding the prepayment of any non-senior indebtedness of the Issuer; and

(ii)	any investment (directly or indirectly) with the proceeds of the issue of the Securities in excess of EUR 300,000,000 in any of its subsidiaries located outside the European Union, shall only be made by it with the prior approval of De Nederlandsche Bank N.V. (DNB).

3.	CORPORATE GOVERNANCE AND REMUNERATION

Recommended Supervisory Board members

3.1	Subject to applicable law and to corporate governance practices, generally accepted under stock listing regimes applicable to the Issuer, the Investor may, as long as:

(a)	less than EUR 2,250,000,000 of the Loan has been redeemed; and

(b)	the number of members of the Issuer’s supervisory board (the Supervisory Board) appointed on the recommendation of the Investor is less than two (2);

recommend to the Supervisory board such a number of candidates for appointment to the Supervisory Board, that upon appointment of all recommended candidates by the Issuer’s General Meeting (the General Meeting), the Supervisory Board will have among its members two (2) members appointed on the recommendation (the Recommendation) of the Investor.

The Investor may, instead of recommending one or more new Supervisory Board members, indicate a Supervisory Board member already in office who will be deemed to have been appointed on the Recommendation of the Investor.

3.2	A Recommendation shall be made in writing to the following address of the Issuer:

AEGON N.V.

Attn. The General Counsel, Mr. E. E. Lagendijk

Postbus 85

2501 CB DEN HAAG

3.3	When making a Recommendation, the Investor will provide the Issuer with such information regarding the recommended candidate or candidates as required under Section 2:142, paragraph 3 of the Dutch Civil Code, under the Dutch Corporate Governance Code or any other information which is necessary to establish whether any of the situations referred to in article 3.4. applies.

The Investor shall give the Issuer the opportunity to interview the recommended candidate or candidates before being nominated for appointment to the General Meeting.

3.4	The Supervisory Board will nominate, by way of a binding nomination, a candidate or the candidates recommended by the Investor, for appointment at its next General Meeting, unless:

(a)	it may reasonably be expected that the relevant candidate is not fit and proper (“ongeschikt” within the meaning of Section 2:158, paragraph 6 of the Dutch Civil Code) to discharge his duties as a supervisory board member;

(b)	the composition of the Supervisory Board would, if the relevant candidate were appointed, not be appropriate (“niet naar behoren samengesteld”) within the meaning of Section 2:158, paragraph 6 of the Dutch Civil Code, and/or not be in accordance with the Supervisory Board profile;

(c)	the appointment of the relevant candidate would be incompatible with any provision of the Issuer’s articles of association and/or its Supervisory Board Rules;

(d)	the appointment of the relevant candidate would be incompatible with any principle or best-practice provision of the Dutch Corporate Governance Code as applied by the Issuer or any other generally accepted corporate governance practice or requirement which is applicable to the Issuer as an internationally listed company;

(e)	the relevant candidate has a structural conflict of interest with all or any of the interests mentioned in article 3.9, and/or

(f)	DNB did not issue a statement of “no objection” against the appointment the relevant candidate.

The Issuer shall forthwith inform the Investor in writing, if one or more of the above-mentioned situations occur. The Issuer and the Investor shall then consult with each other in order to reach agreement on the Recommendation or on a new Recommendation.

3.5	If a Recommendation and/or the statement of “no objection”, referred to in article 3.4 under f. is received by the Issuer later than 50 days before the day of a General Meeting, the Supervisory Board will nominate the relevant candidate to the then next General Meeting.

3.6	The Investor Nominees shall stay in office for the term for which they were appointed, even if more than EUR 2,250,000,000 of the Loan would have been redeemed. In such a situation however, it shall be to the sole discretion of the Issuer whether to nominate all or any of the Investor Nominees for re-appointment or not.

3.7	The Supervisory Board will not propose to the General Meeting to suspend or dismiss all or any of the Supervisory Board members appointed on the recommendation of the Investor (the Investor Nominees), unless all or any of the circumstances in article 3.4 under a.-f. would occur. The Issuer shall forthwith inform the Investor in writing if the Issuer is of the opinion that there is a valid ground for a proposal to suspend or dismiss all or any of the Investor Nominees before making such a proposal or disclosing such an intended proposal.

3.8	The foregoing shall in no way prejudice the authority of the General Meeting to agree with or to reject a nominated candidate or to suspend or dismiss one or all of the Investor Nominees on its own initiative. Neither shall such rejection, suspension or dismissal by the General Meeting (whether on its own initiative or not) or the retirement of an Investor Nominee on its own initiative, prejudice the right of the Investor to recommend a new candidate for appointment in a subsequent General Meeting in accordance with article 3.1.

Status Investor Nominees

3.9	The Investor acknowledges and agrees that all Supervisory Board members, including the Investor Nominees, shall be guided by the interests of the Issuer, its enterprise and all its stakeholders and at all times shall act without mandate from and independent from any interest and shall not make his or their actions dependent on any instruction of any third party.

3.10	The Issuer shall, subject to applicable law and to corporate governance practices, generally accepted under stock listing regimes applicable to the Issuer, cause the Investor Nominees to be appointed to the permanent committees of the Supervisory Board, in such a way that each of these committees shall have one of the Investor Nominees among its members.

3.11	As of 1 December 2008 and as long as:

(i)	there is at least one Investor Nominee among the members of the Supervisory Board; and

(ii)	less than EUR 2,250,000,000 of the Loan has been redeemed,

a Supervisory Board resolution mentioned in Schedule 2 hereto shall not be adopted if any of the Investor’s Nominees voted “against”. The Issuer shall as of the day of its annual General Meeting to be held in 2009, amend its Supervisory Board Rules and/or its articles of association, if required, in accordance with the provisions set out in the previous sentence.

3.12	The Issuer shall, without prejudice to the provision of article 3.9. and as long as less than EUR 2,250,000,000 of the Loan has been redeemed, allow each of the Investor Nominees to share information that they receive in their capacity as a Supervisory Board member or Supervisory Board committee member with the Investor, subject to:

(a)	the provisions of an “Agreement regarding position of the State Nominee in Supervisory Board AEGON” in line with the models annexed hereto as Schedule 3 and Schedule 4; and
(b)	the confidentiality provisions of articles 3.15 up to and including 3.19.

The sharing of information with the Investor pursuant to the above shall constitute the Investor’s entire claim to information on the Issuer which is not publicly available.

Remuneration policy of the Issuer

3.13	The Issuer shall develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards and submit this to its General Meeting for adoption. This remuneration policy shall include incentive schemes which are linked to long-term value creation, thereby taking account of risk and restricting the potential for “rewards for failure”.

3.14	The Issuer confirms that it shall amend the employment agreements with the present members of its Executive Board in such a way that:

(a)	no member of the Issuer’s Executive Board shall be entitled to any performance-related remuneration on the year 2008, whether in cash, shares, depositary receipts or in options on shares or depositary receipts;

(b)	no member of the Issuer’s Executive Board shall upon termination of his employment agreement, whether at the initiative of the Issuer or at the initiative of the Executive Board member, be entitled to a severance payment in excess of one year’s fixed salary. For the avoidance of doubt, “severance payment” shall not include any pension, early retirement, accident or disability scheme of the Issuer.

The Issuer shall not engage into new employment agreements with new or existing Executive Board members which are not in line with the foregoing, as long as the Loan has not been redeemed.

Confidentiality

3.15	The Investor hereby agrees to use the information received by it pursuant to article 3.12 of this Schedule 3 or under the applicable Agreement regarding position of State Nominee in Supervisory Board AEGON, whether or not from the Observer or any other director or officer of the Issuer (the Information), solely for the purpose of monitoring its investment in the Issuer and not in any way which is detrimental to the interests of the Issuer, its respective subsidiaries or any of its affiliated companies, and to keep and procure that its officers, employees and advisors who have access to the Information, will keep the Information strictly confidential and will not disclose it to any other person; provided, however, that:

(i)	any of the Information may be disclosed by Investor to its officers referred to in article 7.2 of Schedule 3 or article 14.2 of Schedule 4 (the Officers) (it being understood that the Officers shall be informed by the Investor of the confidential nature of such Information and shall agree to use, and maintain the confidentiality of, such Information as provided in this article and that the Investor will ensure that the Officers will comply with the obligations of the Investor and shall be responsible for any breach of confidentiality by any of the Officers);

(ii)	any disclosure of such information may be made to which the Issuer consented in writing.

The Investor shall under no circumstance use and will cause the persons referred to above not to use any Information or the Notes (1) for the purpose of engaging in any transaction with respect to any listed security issued by or with the co-operation of the Issuer or (2) in furtherance of the business of anyone other than the Issuer, whether or not in competition with the Issuer.

3.16	For the purpose of this Agreement the term Information does include any documents or notes (collectively: the Notes) which reflect or are derived form Information defined in articles 3.15 and 3.16 but does not include information which:

(a)	is already in the possession of the Investor prior to its being provided hereunder and which was not acquired directly or indirectly from the Issuer, provided that such Information is not known by the Investor to be subject to another confidentiality agreement with, or other obligation of secrecy to, the Issuer, its subsidiaries or any of its affiliated companies; and provided further that such information may not reasonably be considered by the Investor as confidential information;

(b)	becomes generally available to the public other than as a result of a disclosure in breach of this Agreement by the Investor or the Officers; or

(c)	becomes available to the Investor on a non-confidential basis from a source other than the Issuer and or the Officers, provided that such a source is not known by the Investor to be bound by a confidentiality agreement with or other obligation of secrecy to the Issuer, its subsidiaries or any of its affiliated companies, and provided further that such information may not reasonably be considered by the Investor as confidential information.

3.17	Subject to the provisions of article 7.5 of Schedule 3 and of article 14.5 of Schedule 4, the Investor shall, upon the Issuer’s request, promptly deliver to the Issuer all written Information provided to the Investor under 3.12 and will not retain any copies, extracts or other reproductions, in whole or in part, of such written Information. All documents, memoranda, notes (including the Notes) and other writings whatsoever (other than writing which the Investor is required by law to retain) prepared by the Investor or the Officers to the extent containing or reflecting or derived from any Information shall, upon the request of the Issuer, be destroyed and such destruction shall be certified in writing to the Issuer by an authorised officer supervising such destruction. The foregoing shall not apply as long as the Investor has a reasonable interest in retaining the documents referred to above.

3.18	If the Investor and/or any of its agencies and/or any of the Officers is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, or similar process) to disclose any Information, it is agreed that the Investor will provide the Issuer with immediate notice of such requests or requirements so that the Issuer may seek to take appropriate steps to prevent or limit such disclosure and/or waive the Investor’s compliance with the provisions of this Agreement. If, following the failure of steps taken to prevent or limit disclosure or the receipt of a waiver hereunder, the Investor or its subsidiaries are, in the opinion of the Investor’s legal advisers, compelled to disclose Information under pain or liability for contempt of court or other censure or penalty, the Investor or its agencies, as the case may be, may disclose such information for such purposes without liability hereunder; provided, however that the Investor gives the Issuer written notice of the Information to be disclosed as far in advance of its disclosure as is practicable and, upon request and at the Issuer’s expense uses its best efforts to obtain assurances or undertakings that confidential treatment will be accorded to such information.

3.19	The provisions of these articles 3.15 up to and including 13.20 shall continue in effect notwithstanding all or part of the Loan having been redeemed.

Interaction with the Investor’s 2008 Credit Guarantee Scheme

3.20	With the performance of the provisions of this Agreement, the Issuer shall be deemed to fully meet the requirements of Section 3 and Section 4 under (c) and (d) of schedule 8 to the “2008 Credit Guarantee Scheme of the State of the Netherlands” dated 21 October 2008.

Interpretation

3.21	All references in this article 3 to any document other than this article 3 and the Schedules, shall deemed to be references to such document as it reads as at 1 December 2008 with all annexes and all amendments and additions that shall be made from time to time. In deviation of the foregoing, amendments and additions to the Issuer’s articles of association, Supervisory Board Rules and Supervisory Board profile shall be disregarded unless such an amendment or addition results from a change of law or from any practice regarding corporate governance or otherwise, recommended by the Investor.

Transitional provisions

3.22	The Investor hereby confirms that Mrs. K.M.H. Peijs and Mr. A.W.H. Docters van Leeuwen have been recommended for appointment to the Supervisory Board.

3.23	The Investor and the Issuer have agreed that Mrs. K.M.H. Peijs, already a Supervisory Board member, shall stay in office for her present term of appointment and that, provided that all conditions of article 3.4 shall be met, Mr. A.W.H. Docters van Leeuwen shall be nominated for appointment to the next General Meeting.

3.24	The Investor and the Issuer have agreed that Mr. A.W.H. Docters van Leeuwen, until his appointment as a Supervisory Board member, shall act as an observer for the Investor under a separate agreement between the Issuer, Mr. A.W.H. Docters van Leeuwen and the Investor.

4.	NEGATIVE PLEDGE

Prior to the Loan having been redeemed, the Issuer shall not create or permit to subsist any Security over any shares in AEGON Levensverzekering N.V. and AEGON Schadeverzekering N.V. or any other Dutch subsidiaries of the Issuer.

5.	TAXATION

The parties agree that the Securities will function at all times as equity within the meaning of article 10 paragraph 1 sub d Dutch Corporate Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (or any statutory replacement of such article) and that accordingly any amounts due by the Issuer in relation to the Securities shall not be tax deductible by the Issuer.

6.	SALE OF COMMON SHARES AFTER CONVERSION

The Issuer and the Investor agree that after exercise by the Issuer of its Conversion Rights in respect of the Securities, any sale of Common Shares by the Investor shall only occur after consultation of the Issuer.

7.	NO DISSOLUTION, NO NULLIFICATION

To the extent permitted by law, the parties hereby waive their rights pursuant to Articles 6:265 up to and including 6:272 of the Dutch Civil Code to dissolve (ontbinden), or demand in legal proceedings the dissolution (ontbinding) of, this Agreement. Furthermore, to the extent permitted by law, the parties hereby waive their rights under Article 6:228 of the Dutch Civil Code to nullify, or demand in legal proceedings the nullification of, this Agreement on the ground of error (dwaling).

8.	EXPENSES

All legal and other expenses (including for the avoidance of doubt the costs of the Investor’s financial advisors) incurred by the Investor and DNB in connection with the negotiation, preparation, printing and execution, enforcement and any amendment of this Agreement will be for the Issuer’s account.

9.	OTHER

9.1	If the Investor assigns or transfers all of its rights under the Senior Loan Agreement to any third party, then this Agreement shall automatically terminate upon the transfer date.

9.2	The Investor may transfer (its rights under) the Transaction Documents, in whole or in part, to any third party with the prior written consent of the Issuer, which consent shall only be withheld if such transfer jeopardises the permanent capital treatment. In case the Investor wishes to transfer (its rights under) the Senior Loan Agreement to a third party the Investor shall, prior to the transfer being agreed upon with that third party, hold consultations with the Association and the Issuer as to the consequences thereof during a period of 2 weeks. In case of any such transfer in part, the arrangements set out in article 3 shall not apply to such third party. In case of any such transfer in whole, this Agreement shall automatically terminate upon the transfer date.

9.3	In case the Issuer, or the Association, is in breach of any of its obligations pursuant to this Agreement and such breach has not been remedied within a period of 7 Business Days after the receipt by the Issuer and the Association of a notice by the Investor to such effect, the Investor shall, without prejudice to any other remedies available to the Investor by law, have the right to require the transfer of the Securities or Common Shares after Conversion, as the case may be, by the Association to the Investor and no approval from or consultation of the Issuer or the Association shall be required for the transfer, in whole or in part, to any third party of the Securities or Common Shares after Conversion, as the case may be.

9.4	If the Issuer repurchases the Securities in full or the Loan is otherwise repaid in full to the Investor, then this Agreement shall automatically terminate upon the date of such Repurchase.

9.5	If this Agreement is terminated or terminates automatically, the parties shall, if so requested by the Issuer, take all such action as is necessary to terminate the appointments of the Supervisory Board Nominees as per the effective date of termination of this Agreement.

9.6	No party shall have the right to suspend (opschorten) any of its obligations pursuant to this Agreement.

9.7	The Issuer and the Association shall not have the right to set-off (verrekenen) any claim against the Investor with any obligation of the Investor.

10.	GOVERNING LAW AND JURISDICTION

10.1	This Agreement, and any non-contractual obligations arising out of or in connection with it, is governed by, and shall be construed in accordance with, Dutch law.

10.2	Each of the parties hereto agrees that the courts of Amsterdam, The Netherlands are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly submit to the jurisdiction of such courts (with the exception of cassation (cassatie)).

11.	CONFIDENTIALITY

The Transaction Documents and all information exchanged hereunder shall remain strictly confidential between the parties and must not except, as otherwise agreed between the parties, be disclosed by any of the parties to any person other than (i) its legal and financial advisers for the purposes of the proposed transaction, (ii) DNB and its legal and financial advisers for the purposes of the proposed transaction and (iii) disclosure pursuant to the Issuer’s statutory and regulatory requirements. The confidentiality provisions of this article 11 and those contained in articles 3.15 up to and including 3.19 shall survive termination of this Agreement.

The Issuer shall not, in its advertising or other promotional activities in any media, mention the role of the Investor or DNB at the Issuer, or the Issuer’s balance sheet strengthening, pursuant to the transactions contemplated in this Term Sheet, without the prior approval of the Investor and DNB. The Issuer agrees to publish the marketing statement as set out in Schedule 5 on its website immediately after the Closing.

SCHEDULE 1 - AEGON

SUPERVISORY BOARD RESOLUTION

SCHEDULE 2

SUPERVISORY BOARD DECISIONS SUBJECT TO CONSENT BY SUPERVISORY BOARD

NOMINEE

List of the Issuer’s Supervisory Board decisions that require the consent of the two Supervisory Board Nominees:

(a)	the issuance and acquisition of shares of the Issuer and debentures chargeable to the Issuer and of debentures chargeable to a limited partnership or general partnership in which the Issuer is a fully liable partner;

(b)	cooperation in the issuance of depositary receipts for listed securities issued by the Issuer;

(c)	the application for quotation or cancellation of quotation of the securities under (a) and (b) above on the official list of any stock exchange;

(d)	entering into or terminating a long term cooperation between the Issuer or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for the Issuer;

(e)	participation by the Issuer or a subsidiary in the capital of another company if the value of such participation is at least one quarter of the amount of the issued capital plus reserves of the Issuer according to its balance sheet and explanatory notes, as well as significantly increasing or reducing such participation;

(f)	investments in an amount equal to at least one quarter of the issued capital plus reserves of the Issuer according to its balance sheet and explanatory notes;

(g)	a proposal for an amendment of the Articles of Incorporation of the Issuer;

(h)	a proposal for the dissolution (ontbinding) of the Issuer;

(i)	a petition in bankruptcy (faillissement) relating to the Issuer and a petition for a moratorium on the payment of indebtedness (surseance van betaling) of the Issuer;

(j)	a proposal for a legal merger (juridische fusie) or demerger (splitsing) of the Issuer; and

(k)	a proposal for change of the remuneration policy of the Issuer.

All of the above except insofar as related to the implementation of the provisions of the Transaction Documents.

SCHEDULE 3

Model Agreement regarding position of the State Nominee in Supervisory Board AEGON (Nominee is already a Supervisory Board member)

AGREEMENT regarding POSITION OF THE STATE NOMINEE in Supervisory Board AEGON

9.	Mrs K.M.H. Peijs (hereinafter referred to as: the “State Nominee”)

10.	AEGON N.V., a public company incorporated and existing under Dutch law, with statutory seat in the Hague and principal office at 2591 TV, AEGONplein 50, The Hague (“AEGON”);

11.	The State of the Netherlands, with principal office at 2511 CW The Hague, Korte Voorhout 7, (the “State”);

WHEREAS:

(A)	pursuant to a term sheet on the issuance of Non-voting Convertible Capital Securities dated 28 October 2008 (“Term Sheet”) between the State, AEGON and Vereniging AEGON, the State was granted the right to recommend to the AEGON Supervisory Board (the “Supervisory Board’) two candidates to be appointed to the Supervisory Board;

(B)	pursuant to the Term Sheet, as of 1 December 2008, the following Supervisory Board resolutions shall require the approval of the Supervisory Board members recommended by the State:

(a)	the issuance and acquisition of shares of AEGON and debentures chargeable to AEGON and of debentures chargeable to a limited partnership or general partnership in which AEGON is a fully liable partner;

(b)	cooperation in the issuance of depositary receipts for listed securities issued by AEGON;

(c)	the application for quotation or cancellation of quotation of the securities under (a) and (b) above on the official list of any stock exchange;

(d)	entering into or terminating a long term cooperation between AEGON or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for AEGON;

(e)	participation by AEGON or a subsidiary in the capital of another company if the value of such participation is at least one quarter of the amount of the issued capital plus reserves of AEGON according to its balance sheet and explanatory notes, as well as significantly increasing or reducing such participation;

(f)	investments in an amount equal to at least one quarter of the issued capital plus reserves of AEGON according to its balance sheet and explanatory notes;

(g)	a proposal for an amendment of the Articles of Incorporation of AEGON;

(h)	a proposal for the dissolution (ontbinding) of AEGON;

(i)	a petition in bankruptcy (faillissement) relating to AEGON and a petition for a moratorium on the payment of indebtedness (surseance van betaling) of AEGON;

(j)	a proposal for a legal merger (juridische fusie) or demerger (splitsing) of AEGON; and

(k)	a proposal for change of the remuneration policy of AEGON.

All of the above except insofar as related to the implementation of the provisions of the Transaction Documents.

(C)	the State Nominee is already a member of the Supervisory Board of AEGON and should be considered as recommended by the State and the State Nominee accepts her position as Supervisory Board member recommended by the State as further described in this agreement;

(D)	it is desirable to lay down the terms on which the State Nominee will act as a state nominee Supervisory Board member of AEGON;

(E)	parties acknowledge that AEGON must be able to operate its business without direct political interference;

(F)	that being said, parties also acknowledge that the exceptional circumstances justify a right of the State Nominee to consult and inform the State in order to give the State insight in issues its State Nominees deem important to it; and

(G)	subject to the conditions of this agreement, the State Nominee may share with the State certain information regarding AEGON, inter alia, to enable the State (i) to monitor the remuneration policy of AEGON and (ii) to monitor substantial investments and/or acquisitions of AEGON in order to safeguard its investment.

HAVE AGREED AS FOLLOWS:

CHAPTER I

7.	Sharing of information with the State

7.1	In deviation of article 9 of the Supervisory Board Rules, the State Nominee shall be permitted to share information that he may receive as a member of the Supervisory Board of AEGON (“Information”) with the State, subject to the conditions of this article 1.

7.2	The State Nominee may share Information with the following officers of the State:

(a)	the Minister-President;

(b)	the Minister of Finance and the Finance Secretary of State;

(c)	the Secretary-General and the Deputy-Secretary General of the Ministry of Finance;

(d)	the Treasurer-General of the Ministry of Finance;

(e)	the Director of the Financial Markets Department of the Ministry of Finance;

(f)	the Director of the Financing Department of the Ministry of Finance;

(g)	the Head of the Participations Department of the Ministry of Finance; and/or

(h)	any other person to whom the Minister-President or the Minister of Finance have given a written mandate.

Information may not be shared with other officers of the State without prior approval of the Chairman of the Supervisory Board. Officers of the State who have received Information from the State Nominee may not further distribute such Information to others than the officers of the State referred to above.

7.3	Any document provided to the State Nominee for a meeting of the Supervisory Board or a Committee may, without prejudice to article 1.5., only be shared with the officers of the State in a meeting with these officers, and only once the Supervisory Board or Committee meeting has been held. However, prior to such a Supervisory Board or Committee meeting the State Nominee may:

(i)	engage into a general discussion with the officers of the State on items on the agenda for that Supervisory Board or Committee meeting;

(j)	share in a meeting with the officers of the State documents regarding a subject for which the State Nominee has an approval right as mentioned in the second recital of this agreement.

7.4	The State Nominee shall timely involve the Chairman of the Supervisory Board and/or the Chairman of the Executive Board in any discussions with the officers of the State mentioned in article 1.2. The Chairman of the Supervisory Board and/or the Chairman of the Executive Board will get ample opportunity to discuss with the State Nominee and the State any matter for which the State Nominee will have an approval right as mentioned in the second recital of this agreement, prior to the relevant Supervisory Board meeting on that topic is being held.

7.5	Any and all documents or other information in writing or in electronic form provided under article 1.3 and copies made thereof shall be returned by the State at the end of the meeting in which these were provided to the State, unless the Chairman of the Supervisory Board or the Chairman of the Executive Board at the request of the State explicitly decides that the State may keep the documents for a limited period of time. Documents or other information in writing or in electronic form may only be provided if the State Nominee has taken relevant measures to ensure that the information will not become public further to imperative public disclosure rules (i.e. Wet Openbaarheid Bestuur).

7.6	The State Nominee may inform the State of the items discussed and the general course of discussions within the Supervisory Board or within a Committee. The State Nominee shall disclose opinions expressed within the Supervisory Board or within a Committee on a no name basis or with the consent of the Supervisory Board on a name basis.

7.7	The State Nominee and the State realize that the Information is confidential and shall treat it accordingly.

7.8	Both the State and the State Nominee agree that the sharing of information may be restricted under Dutch and foreign insider trading rules, privacy laws and bank secrecy laws and shall observe such restrictions.

CHAPTER II

8.	General

8.1	In the performance of this agreement the State Nominee shall be guided by the interests of AEGON, its enterprise and all its stakeholders. The State Nominee shall at all time act without mandate from and independent from any interest and shall not make his actions dependent on any instruction of the State or any third party.

8.2

Notwithstanding the rights, powers and authority of the State Nominee in his capacity as member of the Supervisory Board, the rights, powers and authority of the State Nominee described in this agreement shall constitute all rights, powers and authority towards AEGON or any of its corporate bodies, board members and officers that shall vest in the State Nominee in his capacity as such, excluding all and any other right, unless explicitly agreed otherwise by separate agreement in writing.

8.3	The State Nominee shall perform his duties as Supervisory Board member in accordance with the applicable laws and regulations, the Articles of Association of AEGON, the Rules of the Supervisory Board and any other rules and standards that may be applicable from time to time.

8.4	All references in this agreement to “Supervisory Board Rules” shall be deemed to be references to the Rules of the Supervisory Board as it reads as of the inception date of this present agreement with all annexes, amendments and additions that shall be made from time to time.

8.5	This agreement shall be governed by and be construed according to the laws of the Netherlands.

8.6	Any dispute arising from or in connection with this agreement shall in first instance be adjudicated in accordance with the Arbitrage Reglement of the Nederlands Arbitrage Instituut.

9.	Inception date and termination

9.1	This agreement shall become effective as of 1 December 2008.

9.2	This agreement shall terminate ipso iure, without any further action being required:

(a)	if the transaction contemplated in the Term Sheet dated 28 October 2008 is not closed by 1 December 2008; or

(b)	if the State Nominee for any reason ceases to be a member of the Supervisory Board, in which case the State shall have the right to recommend a new state nominee for appointment.

(c)	if more than EUR 2,250,000,000 of the Loan has been redeemed.

9.3	AEGON may terminate this agreement unilaterally if the Supervisory Board determines that there is a material breach of this agreement, a structural incompatibility of interests or any other reason on the part of the State Nominee as a result of which the continuation of this agreement cannot reasonably be expected. AEGON shall forthwith inform the State Nominee and the State in writing in case AEGON believes that there is a valid ground for termination prior to actually terminating the agreement.

9.4	If this agreement is terminated in accordance with clause 3.3 above, the State shall have the right to appoint a new state nominee who will enter into an agreement substantially in the same form as this agreement.

9.5	If the State determines that there is a material breach of this agreement on the part of AEGON, the State shall have the right to seek remedies, including but not limited to claim specific performance of this agreement.

9.6	Termination of this agreement does, following appointment, not result in the resignation of the State Nominee as a member of the Supervisory Board.

Thus agreed and signed in                     on                     2008

Mrs K.M.H. Peijs	AEGON N.V.

The State of the Netherlands

Each individual member of the Supervisory Board has in his or her capacity of Supervisory Board member consented to this agreement, in proof of which this agreement was co-signed in their name by the Chairman of the Supervisory Board.

Chairman of the Supervisory Board

SCHEDULE 4

Model Agreement regarding position of the State Nominee in Supervisory Board AEGON (Nominee is not yet appointed as a Supervisory Board member)

AGREEMENT regarding POSITION OF THE STATE NOMINEE IN SUPERVISORY BOARD AEGON

12.	Mr. A.W.H. Docters van Leeuwen (hereinafter referred to as: the “State Nominee”);

13.	AEGON N.V., a public company incorporated and existing under Dutch law, with statutory seat in the Hague and principal office at 2591 TV, AEGONplein 50, The Hague (“AEGON”);

14.	The State of the Netherlands, with principal office at 2511 CW The Hague, Korte Voorhout 7, (the “State”);

WHEREAS:

(A)	pursuant to a term sheet on the issuance of Non-voting Convertible Capital Securities dated 28 October 2008 (“Term Sheet”) between the State, AEGON and Vereniging AEGON, the State was granted the right to recommend to the AEGON Supervisory Board (the “Supervisory Board”) two candidates to be appointed to the Supervisory Board;

(B)	pursuant to the Term Sheet, as of 1 December 2008, the following Supervisory Board resolutions shall require the approval of the Supervisory Board members recommended by the State:

(a)	the issuance and acquisition of shares of AEGON and debentures chargeable to AEGON and of debentures chargeable to a limited partnership or general partnership in which AEGON is a fully liable partner;

(b)	cooperation in the issuance of depositary receipts for listed securities issued by AEGON;

(c)	the application for quotation or cancellation of quotation of the securities under (a) and (b) above on the official list of any stock exchange;

(d)	entering into or terminating a long term cooperation between AEGON or a subsidiary and another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of fundamental importance for AEGON;

(e)	participation by AEGON or a subsidiary in the capital of another company if the value of such participation is at least one quarter of the amount of the issued capital plus reserves of AEGON according to its balance sheet and explanatory notes, as well as significantly increasing or reducing such participation;

(f)	investments in an amount equal to at least one quarter of the issued capital plus reserves of AEGON according to its balance sheet and explanatory notes;

(g)	a proposal for an amendment of the Articles of Incorporation of AEGON;

(h)	a proposal for the dissolution (ontbinding) of AEGON;

(i)	a petition in bankruptcy (faillissement) relating to AEGON and a petition for a moratorium on the payment of indebtedness (surseance van betaling) of AEGON;

(j)	a proposal for a legal merger (juridische fusie) or demerger (splitsing) of AEGON; and

(k)	a proposal for change of the remuneration policy of AEGON.

All of the above except insofar as related to the implementation of the provisions of the Transaction Documents.

(C)	the State through its Minister of Finance, amongst others recommended the State Nominee to be appointed by the next AEGON General Meeting, as a member of the Supervisory Board;

(D)	it was agreed among the State, AEGON and the State Nominee that, on the understanding hat the State Nominee will be appointed as a Supervisory Board member, he will – precedent to his appointment – commence his duties as an observer for the State as of 1 December 2008;

(E)	it is desirable to lay down the terms on which the State Nominee will act as a state nominee for the State;

(F)	parties acknowledge that AEGON must be able to operate its business without direct political interference;

(G)	that being said, parties also acknowledge that the exceptional circumstances justify a right of the State Nominee to consult and inform the State in order to give the State insight in issues its State Nominees deem important to it; and

(H)	subject to the conditions of this agreement, the State Nominee may share with the State certain information regarding AEGON, inter alia, to enable the State (i) to monitor the remuneration policy of AEGON and (ii) to monitor substantial investments and/or acquisitions of AEGON in order to safeguard its investment.

HAVE AGREED AS FOLLOWS:

CHAPTER I

10.	Supervisory Board and Committee Meetings

10.1	Prior to the appointment of the State Nominee as Supervisory Board member, he will already have the rights set out in this Chapter I.

10.2	AEGON shall invite the State Nominee for all meetings of the Supervisory Board and of such permanent Supervisory Board Committees as will be mutually agreed between the State Nominee and the Chairman of the Supervisory Board (the “Committees”). AEGON shall grant the State Nominee access to such meetings, subject to the conditions of this agreement.

10.3	The State Nominee may propose to the Chairman of the Supervisory Board to add items to the agenda of a Supervisory Board Meeting. Similarly, the State nominee may propose to the Chairman of a Committee to add items to the agenda of a meeting of the relevant Committee, provided that the subject belongs to the authority of that Committee. It shall be to the sole discretion of the Chairman of the Supervisory Board or of the relevant Committee to agree with such a proposal or not.

10.4	AEGON shall allow the State Nominee to participate in the discussions within Supervisory Board and Committee meetings, to ask questions with respect to the matters under discussion and to state his views thereon, subject to the requirements of an orderly conduct of the meeting in question.

10.5	The State Nominee shall not be entitled to vote on any proposal submitted to the Supervisory Board or to any of the Committees.

11.	Distribution of information; induction programme

11.1	AEGON will provide the State Nominee the agenda and related documents for meetings of the Supervisory Board members or Committees for which the Observer is invited.

11.2	The State Nominee shall be eligible for the induction programme referred to in article 5.5 of the Supervisory Board Rules.

12.	Rules of conduct

12.1	In the performance of this agreement the State Nominee shall be subject to the following specific rules of conduct as amended from time to time:

(k)	the AEGON Code of Conduct;

(l)	the confidentiality clause laid down in article 9 of the Supervisory Board Rules, with proviso to the stipulations of article 5 of this agreement;

(m)	the rules regarding the holding and trading of securities laid down in article 10.4 of the Supervisory Board Rules;

(n)	the rules regarding conflicts of interest laid down in article 4.8 of the Supervisory Board Rules;

(o)	the rules regarding outside positions laid down in article 25 of the Supervisory Board Rules.

12.2	The State Nominee shall endeavour to remain qualifying as “independent” as required under article 4.7 of the Supervisory Board Rules and shall as much as reasonably possible, avoid any situation which could compromise his independency.

13.	Remuneration

13.1	AEGON will remunerate the State Nominee as if he were a Supervisory Board member in accordance with its remuneration policy for Supervisory Board members, as amended from time to time.

CHAPTER II

14.	Sharing of information with the State

14.1	In deviation of article 9 of the Supervisory Board Rules, the State Nominee shall be permitted to share information that he may receive as an observer (“Information”) and after appointment as a member of the Supervisory Board with the State, subject to the conditions of this article 5.

14.2	The State Nominee may share Information with the following officers of the State:

(p)	the Minister-President;

(q)	the Minister of Finance and the Finance Secretary of State;

(r)	the Secretary-General and the Deputy-Secretary General of the Ministry of Finance;

(s)	the Treasurer-General of the Ministry of Finance;

(t)	the Director of the Financial Markets Department of the Ministry of Finance;

(u)	the Director of the Financing Department of the Ministry of Finance;

(v)	the Head of the Participations Department of the Ministry of Finance; and/or

(w)	any other person to whom the Minister-President or the Minister of Finance have given a written mandate.

Information may not be shared with other officers of the State without prior approval of the Chairman of the Supervisory Board. Officers of the State who have received Information from the State Nominee may not further distribute such Information to others than the officers of the State referred to above.

14.3	Any document provided to the State Nominee for a meeting of the Supervisory Board or a Committee may, without prejudice to article 5.5., only be shared with the officers of the State in a meeting with these officers, and only once the Supervisory Board or Committee meeting has been held. However, prior to such a Supervisory Board or Committee meeting the State Nominee may:

(x)	engage into a general discussion with the officers of the State on items on the agenda for that Supervisory Board or Committee meeting;

(y)	share in a meeting with the officers of the State documents regarding a subject for which the State Nominee has an approval right as mentioned in the second recital of this agreement.

14.4	The State Nominee shall timely involve the Chairman of the Supervisory Board and/or the Chairman of the Executive Board in any discussions with the officers of the State mentioned in article 5.2. The Chairman of the Supervisory Board and/or the Chairman of the Executive Board will get ample opportunity to discuss with the State nominee and the State any matter for which the State Nominee will have an approval right as mentioned in the second recital of this agreement, prior to the relevant Supervisory Board meeting on that topic is being held.

14.5	Any and all documents or other information in writing or in electronic form provided under article 5.3 and copies made thereof shall be returned by the State at the end of the meeting in which these were provided to the State, unless the Chairman of the Supervisory Board of the Chairman of the Executive Board at the request of the State explicitly decides that the State may keep the documents for a limited period of time. Documents or other information in writing or in electronic form may only be provided if the State Nominee has taken relevant measures to ensure that the information will not become public further to imperative public disclosure rules (i.e. Wet Openbaarheid Bestuur).

14.6	The State Nominee may inform the State of the items discussed and the general course of discussions within the Supervisory Board or within a Committee. The State Nominee shall disclose opinions expressed within the Supervisory Board or within a Committee on a no name basis or with the consent of the Supervisory Board on a name basis.

14.7	The State Nominee and the State realize that the Information is confidential and shall treat it accordingly.

14.8	Both the State and the State Nominee agree that the sharing of information may be restricted under Dutch and foreign insider trading rules, privacy laws and bank secrecy laws and shall observe such restrictions.

CHAPTER III

15.	General

15.1	In the performance of this agreement the State Nominee shall be guided by the interests of AEGON, its enterprise and all its stakeholders. The State Nominee shall at all time act without mandate from and independent from any interest and shall not make his actions dependent on any instruction of the State or any third party.

15.2

Notwithstanding the rights, powers and authority of the State Nominee in his capacity as member of the Supervisory Board after appointment, the rights, powers and authority of the State Nominee described in this agreement shall constitute all rights, powers and authority towards AEGON or any of its corporate bodies, board members and officers that shall vest in the State Nominee in his capacity as such, excluding all and any other right, unless explicitly agreed otherwise by separate agreement in writing.

15.3	All references in this agreement to “Supervisory Board Rules” shall deemed to be references to the Rules of the Supervisory Board as it reads as of the inception date of this present agreement with all annexes, amendments and additions that shall be made from time to time.

15.4	This agreement shall be governed by and be construed according to the laws of the Netherlands.

15.5	Any dispute arising from or in connection with this agreement shall in first instance be adjudicated in accordance with the Arbitrage Reglement of the Nederlands Arbitrage Instituut.

16.	Inception date and termination

16.1	This agreement shall become effective as of 1 December 2008.

16.2	Upon appointment as a member of the Supervisory Board the specific conditions related to the position of being a State Nominee as mentioned in Chapter I shall cease to exist and the State Nominee shall perform his duties as Supervisory Board member in accordance with the applicable laws and regulations, the Articles of Association of AEGON, the Rules of the Supervisory Board and any other rules and standards that may be applicable from time to time.

16.3	This agreement shall terminate ipso iure, without any further action being required:

(z)	if the transaction contemplated in the term sheet dated 28 October 2008 is not closed by 1 December 2008;

(aa)	if the State Nominee is not being appointed Supervisory Board member by the AEGON General Meeting to be held in 2009 on the date of that AEGON General Meeting, in which case the State shall have the right to recommend a new state nominee for appointment;

(bb)	if being appointed – his membership of the Supervisory Board terminates for any reason, in which case the State shall have the right to recommend a new state nominee for appointment; or

(cc)	if more than EUR 2,250,000,000 of the Loan has been redeemed.

16.4	AEGON may terminate this agreement unilaterally if the Supervisory Board determines that there is a material breach of this agreement, a structural incompatibility of interests or any other reason on the part of the State Nominee as a result of which the continuation of this agreement cannot reasonably be expected. AEGON shall forthwith inform the State Nominee and the State in writing in case AEGON believes that there is a valid ground for termination prior to actually terminating the agreement.

16.5	If this agreement is terminated in accordance with clause 7.4 above, the State shall have the right to appoint a new state nominee who will enter into an agreement substantially in the same form as this agreement.

16.6	If the State determines that there is a material breach of this agreement on the part of AEGON, the State shall have the right to seek remedies, including but not limited to claim specific performance of this agreement.

16.7	Termination of this agreement does, following appointment, not result in the resignation of the State Nominee as a member of the Supervisory Board.

16.8	The confidentiality obligations resulting from this agreement shall survive the termination of this agreement and remain in force and binding upon the State Nominee. The regulations regarding the holding and trading of securities referred to in article 26 of the Supervisory Board Rules shall survive the termination of this agreement and shall expire as laid down in those regulations themselves.

Thus agreed and signed in                      on                     . 2008

Mr A.W.H. Docters van Leeuwen	AEGON N.V.

The State of the Netherlands

Each individual member of the Supervisory Board has in his or her capacity of Supervisory Board member consented to this agreement, in proof of which this agreement was co-signed in their name by the Chairman of the Supervisory Board.

Chairman of the Supervisory Board

SCHEDULE 5

MARKETING STATEMENT

VERKLARING MET BETREKKING TOT DE KAPITAALVERSCHAFFING DOOR DE STAAT DER

NEDERLANDEN AAN AEGON N.V.

AEGON N.V. verklaart het volgende in verband met de kapitaalverschaffing door de Staat der Nederlanden.

AEGON N.V. wenst te voorkomen dat de kapitaalverschaffing door de Staat der Nederlanden aan AEGON N.V. aanleiding geeft tot onevenwichtige concurrentieverhoudingen of de schijn daarvan.

Om oneigenlijke concurrentie of de schijn daarvan te voorkomen verklaart AEGON N.V. dat zij in verband met de kapitaalverschaffing door de Staat der Nederlanden daaruit geen ongepast voordeel zal behalen.

Om dit te bereiken zijn de volgende uitgangspunten geformuleerd voor de bank-, verzekerings-, pensioen- en beleggingsactiviteiten die door AEGON N.V. en haar dochtermaatschappijen worden uitgeoefend:

•

AEGON N.V. en haar dochtermaatschappijen zullen zich in de media en in contacten met derden niet laten voorstaan op de financiële betrokkenheid van de Staat der Nederlanden als kapitaalverschaffer, impliciet noch expliciet.

•

Het beleid van AEGON N.V. en haar dochtermaatschappijen zal er niet op gericht zijn om op enige wijze de positie van de Staat der Nederlanden als kapitaalverschaffer te gebruiken voor het vergroten van haar marktaandeel in financiële producten.

•

AEGON N.V. en haar dochtermaatschappijen zullen blijven trachten zich te onderscheiden van concurrerende instellingen door het niveau van de dienstverlening en de kwaliteit van de financiële producten die zij aan hun klanten aanbieden.

AEGON N.V. zal erop toezien dat deze uitgangspunten door AEGON N.V. en haar dochtermaatschappijen worden toegepast en dat niet gepoogd wordt in strijd met deze uitgangspunten concurrentievoordeel te behalen.

Het bovenstaande laat onverlet dat AEGON N.V. de concurrentie met haar ‘peer group’ zal kunnen blijven aangaan.

******

Signatories

AEGON N.V.

Signed by: /s/ Mr. J.G.A. Struycken

VERENIGING AEGON

Signed by: /s/ Dr. W.M. van den Goorbergh

THE STATE OF THE NETHERLANDS

Signed by: /s/ State of the the Netherlands